

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

Via Facsimile
Mr. Ian P. Cleminson
Chief Financial Officer
Innospec, Inc.
8375 South Willow Street
Littleton, Colorado 80124

> **RE:** **Innospec, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **Form 10-Q for the Period Ended September 30, 2012**
> **Filed November 1, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2012**
> **Response dated January 17, 2013**
> **File No. 1-13879**

Dear Mr. Cleminson:

We have reviewed your response letter dated January 17, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results…, page 26

Results of Operations, page 30

Results of Operations - Fiscal 2011 Compared to Fiscal 2010, page 31

1. We note your response to comment four from our letter dated December 21, 2012. Please revise your discussion under results of operations for all periods to provide the following:

- Your proposed disclosure indicates that the decrease of 3.2 percentage points in gross margin reflects higher proportion of lower margin products and the competitive pressure on margins resulting from increased raw material costs despite the benefit of the new contracts and contract amendments. However, it is still not clear how much of this decrease in margin is related to increasing raw materials costs or lower margin product. Please further help us understand how much of your sales were lower margin product as compared to the prior period and discuss whether this change in product mix is a trend that will continue. If not, please discuss what management's plans are to address this increase in sales of lower margin product. Please provide a more robust discussion of why product mix had a negative impact on gross margin; and
- In your proposed disclosure, you indicate that the increase in operating expenses in the Active Chemical segment was primarily related to a $0.5 million adverse impact of foreign currency exchange rates on your European cost based denominated in European Union Euro and British pound sterling. However, you have not discussed the reasons for the remaining $0.9 million of increase in operating expenses. Please revise your disclosure to discuss a majority of the increase in operating expenses, where applicable.

Please show us supplementally what your revised disclosures for 2011 as compared to 2010 will look like.

Liquidity and Financial Condition, page 39

Operating Activities, page 42

2. We note your response to comment six from our letter dated December 21, 2012. Your proposed disclosure appears to discuss your changes in working capital components as it relates to your adjusted working capital. Please separately discuss the changes in your cash flows from operating activities from period to period. Your proposed disclosures also indicate that days sales in inventory in your Active Chemical were higher as at December 31, 2011 compared to December 31, 2010. However, it is not clear how much higher your financial measure increased when compared to the prior period. Please quantify your days sales outstanding and days sales in inventory whenever you discuss these financial measures so an investor can understand how these financial measures are changing from period to period. Please show us supplementally what your revised disclosures will look like.

Form 10-Q for the Period Ended September 30, 2012

Financial Statements

Consolidated Statement of Cash Flows, page 8

3. We note your response to comment eight from our letter dated December 21, 2012. It appears that the $5 million payment you made during the nine months ended September 30, 2012 and the $10 million in additional payments you expect to make in future periods pursuant to the extended payment arrangement with NewMarket Corporation are payments that stem from your settlement of litigation with them. As a result, we are still having

difficulty in understanding why they are being presented as financing activities, rather than as operating activities pursuant to ASC 230-10-45-17(f). Please advise.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2012

Compensation Discussion and Analysis, page 19

Co-Investment Plan, page 25

4. We note your response to comment 12 in our letter dated December 21, 2012. Please note that equity-based compensation instruments that have option-like features and that are within the scope of FAS 123R must be disclosed in the Option Awards column of the summary compensation table in a manner similar to the treatment of stock and other equity-based awards. Please also note that the FAS 123R valuation must be used whether the award itself is in the form of stock, options or similar instruments or the award is settled in cash but the amount of payment is tied to performance of the company's stock. In this regard, we note your "Cash Based LTIP" disclosure on page 27 which states among other things, that once vested, the value of the SEU is equal to the closing stock price on the date it is cashed and that the grants of such SEU awards are made on a set date "usually after the public announcement of the annual financial results." As a result, in future filings:

- please disclose the SEU awards in the Option Awards column of the summary compensation table, including explanatory footnote disclosure identifying, among other things, the portion of the grant representing the market price SEUs and the portion representing the zero priced SEUs; and
- revise your Grants of Plan-Based Awards table to properly disclose the SEU awards as equity awards in accordance with Item 402(d)(2)(iv) of Regulation S-K. To the extent that the market price SEUs are subject to time-based vesting only, and not considered awards under an equity incentive plan as the term is defined in Item 402(a)(6)(iii) of Regulation S-K, please disclose these awards in accordance with Items 402(d)(2)(vi) or (viii), as applicable. Please refer also to Instruction 4 of Item 402(d) to the extent that the two types of SEU grants may be considered a tandem grant of two instruments.

For guidance please refer to Section II.C.1.c of SEC Release No.33-8732A.

Director Compensation for Fiscal 2011, page 44

5. We note your response to comment 13 in our letter dated December 21, 2012. It is not readily apparent what connection there is between the vesting of the awards with the aggregate number of the awards outstanding at fiscal year-end. Please explain. We may have additional comments following the review of your response.

You may contact Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief